SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*

                              LEVEL 8 SYSTEMS, INC.
                              _____________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    52729M102
                                 ______________
                                 (CUSIP Number)

                                  June 29, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No. 52729M102                                           Page 2 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  304,929
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            304,929

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            304,929

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.50%

12       Type of Reporting Person*
                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 52729M102                                           Page 3 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON CAPITAL, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  304,929
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            304,929

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            304,929

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.50%

12       Type of Reporting Person*

                  OO
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 52729M102                                           Page 4 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  566,298
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            566,298

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            566,298

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.49%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 52729M102                                           Page 5 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  566,298
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            566,298

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            566,298

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.49%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages


Item 1(a)         Name of Issuer:

                  Level 8 Systems, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  8000 Regency Parkway, Cary, NC 27511

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P."),

                  (ii) Brown Simpson Capital, LLC, a New York limited liability company ("Brown Simpson Capital"),

                  (iii) Brown Simpson Strategic Growth Fund, Ltd., a Cayman Islands corporation ("BSSGF Ltd.") and

                  (iv)     Brown  Simpson  Asset  Management,  LLC,  a New  York
                           limited   liability  company  ("Brown  Simpson  Asset
                           Management").

                  The General Partner of BSSGF, L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF, Ltd. pursuant to an investment management contract. Each of Mitchell Kaye, James Simpson, Evan Levine and Matthew Brown holds a 25% interest in each of Brown Simpson Asset Management and Brown Simpson Capital.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address and principal business of BSSGF, Ltd. is Citco Fund Services, Corporation Center, West Bay Road, P.O. Box 31106, SMB Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i)       BSSGF L.P. is a New York limited partnership;

                  ii) Brown Simpson Capital is a New York limited liability company;

                  iii)     BSSGF Ltd. is a Cayman Islands corporation; and

                  (iv) Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 7 of 12 Pages


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           52729M102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of July 13, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      Each of BSSGF L.P. and Brown Simpson Capital
may be deemed to be the beneficial owner of 304,929 Shares. This number assumes conversion of shares of preferred stock and the exercise of warrants held by BSSGF L.P.

                           (ii)     Each of BSSGF Ltd. and Brown  Simpson  Asset
Management may be deemed to be the beneficial owner of 566,298 Shares. This number assumes conversion of shares of preferred stock and the exercise of warrants held by BSSGF Ltd.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of BSSGF L.P. and Brown
Simpson Capital may be deemed to be the beneficial owner constitutes approximately 3.50% of the total number of Shares outstanding (assuming the conversion by BSSGF L.P. of the derivative securities reported herein).

                  (ii) The number of Shares of which each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 6.49% of the total number of Shares outstanding (assuming the conversion by BSSGF Ltd. of the derivative securities reported herein).

                                                              Page 8 of 12 Pages


Item 4(c)         Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   304,929

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      304,929


     Brown Simpson Capital
     ---------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   304,929

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      304,929

     BSSGF Ltd.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   566,298

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      566,298

     Brown Simpson Asset Management
     ------------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   566,298

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      566,298

                                                              Page 9 of 12 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)      The partners of BSSGF L.P. have the right to
participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                           (ii)     The  shareholders  of  BSSGF  Ltd.  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

         BSSGF L.P. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF Ltd. BSSGF Ltd.
expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 12 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 13, 1999               BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                   By:    Brown Simpson Capital, LLC
                                          Its General Partner

                                          By:      Brown Simpson Partners, LLC
                                                   Its Member

                                                   By:      /S/ EVAN M. LEVINE
                                                            --------------------
                                                            Evan M. Levine
                                                            Its Member


Date:  July 13, 1999               BROWN SIMPSON CAPITAL, LLC

                                   By:    Brown Simpson Partners, LLC
                                          Its Member

                                          By:      /S/ EVAN M. LEVINE
                                                   -----------------------------
                                                   Evan M. Levine
                                                   Its Member


Date:  July 13, 1999               BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                   By:    Brown Simpson Asset Management LLC

                                          By:      Brown Simpson, LLC
                                                   Its Member

                                                   By:      /S/ EVAN M. LEVINE
                                                            --------------------
                                                            Evan M. Levine
                                                            Its Member


Date:  July 13, 1999               BROWN SIMPSON ASSET MANAGEMENT LLC

                                   By:    Brown Simpson, LLC
                                          Its Member

                                          By:      /S/ EVAN M. LEVINE
                                                   -----------------------------
                                                   Evan M. Levine
                                                   Its Member

                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing  Agreement dated July 13, 1999 by and among
         Brown Simpson Strategic Growth Fund, L.P., Brown Simpson
         Capital,  LLC, Brown Simpson Strategic Growth Fund, Ltd.
         and Brown Simpson Asset Management, LLC.................             12